June 21, 2007	William M. Mower Direct Phone: (612) 672-8358 Direct Fax: (612) 642-8358 Bill.Mower@maslon.com

Via Federal Express

Alan Morris
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, Mail Stop 6010
Washington, DC 20549

Re:	Velcera, Inc.
Registration Statement on Form SB-2
Filed April 27, 2007
File No. 333-142432

Form 10-QSB filed May 14, 2007
File No. 0-51622

Dear Mr. Morris:

This letter constitutes Velcera, Inc.’s (“Velcera” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated May 24, 2007 (the “Comment Letter”) with respect to the Company’s filings with the Commission listed above. The following responses are numbered to correspond with the Comment Letter. Enclosed are six copies of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”), three of which have been marked to indicate the revisions from the Company’s filing made April 27, 2007. Also enclosed is a draft of an amended Form 10-QSB for the period ended March 31, 2007. Following your review of the revisions, the Company will file the amended 10-QSB.

Form SB-2 filed April 27, 2007

Financial Statements, page F-1

General

1.	Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Alan Morris
June 21, 2007

RESPONSE:

The Company has updated its financial statements in accordance with Item 310(g) of Regulation S-B.

Statement of Changes in Stockholders’ Equity (Deficiency), page F-6

2.	Please revise to disclose the date for each equity issuance as required by paragraph 11(d)(1) of SFAS 7.

RESPONSE:

The Company has revised the Statement of Changes in Stockholders’ Equity (Deficiency) to include the date for each equity issuance as required by paragraph 11(d)(1) of SFAS 7.

Note 1-Business, basis of presentation and summary of significant accounting policies, page F-7

Revenue and Costs, page F-8

3.
We note that you recognize revenues from collaboration agreements ratably over the contract as earned. We note that you recognized $250,000 of revenue in 2006 and recorded $50,000 deferred revenue as of December 31, 2006. Please address the following:

•	Revise the filing to clearly disclose the nature of your revenue generating activities. Clearly describe the nature of any services and/or products you are providing.
•	Tell us and revise the filing to disclose how you evaluate each of the criteria for revenue recognition outlined in SAB 104.
•	Revise to disclose your accounting policy with respect to deferred revenues.

RESPONSE:

The Company has revised its current revenue recognition policy to clearly disclose the nature of its revenue generating activities and the services and products it provides. In the revised revenue recognition policy, the Company addresses how it evaluates each of the criteria for revenue recognition outlined in SAB 104. The revised revenue recognition policy also includes the Company’s accounting policy with respect to deferred revenue.

Stock-based compensation, page F-9

4.	We note that you modified the exercise price of 205,000 options in June 2006, resulting in additional expense of $198,843. Please address the following:

Alan Morris
June 21, 2007

•	Tell us and revise the filing to disclose the nature of and all significant conditions associated with the modification.
•	Provide us with your calculation of fair value for this transaction.
•	Explain to us why the modification to increase the exercise price resulted in an increase in expense relating to these options.

Please refer to paragraph 51 of SFAS 123(r).

RESPONSE:

The Company has revised the Registration Statement to reflect the business purpose for the modification of the exercise price, which was to comply with Internal Revenue Code Section 409A as it pertains to stock options. Section 409A provides for immediate taxation and an additional 20% tax on nonqualified deferred compensation that does not conform with specified election, distribution and other requirements.  Noncompliance with Section 409A can lead to an acceleration of taxable income and penalties and interest. Besides modifications to the exercise price to the stock options and the grant of restricted stock to compensate those individuals for the adjustment to the exercise price, there was no other modifications to the option grant.

Upon issuance of the options, the Company was expensing the intrinsic value of the options over the vesting period in accordance with APB 25 until the Company adopted SFAS 123(R). When the modification occurred, the Company recorded the fair market value of the options using the Black-Scholes option pricing model over the balance of the vesting period. In reviewing the calculation in accordance paragraph 51 of SFAS 123(R), the Company noted that there was an error with respect to the calculation. The Company did not record the incremental fair value of the modification measured on the modification date and the remaining originally measured but unrecognized compensation cost measured at intrinsic value over the requisite service period of the modified award as required by paragraph 51. The Company believes this error to be immaterial. The correct calculation and the evaluation of materiality is as follows:

Original grant - calculated using intrinsic value	$574,000
Option grant - fair value calculated on modification date	$620,000

Modified options - fair value	$417,000
Restricted stock at fair value	$600,000
Total fair value of modification	$1,017,000
Less: fair value of option grant calculated on modification date	$(620,000)
Incremental fair value	$397,000
Original grant - calculated using intrinsic value	$574,000
Total compensation expense to be recognized with modification	$971,000
Less: expense recognized through date of modification	$332,000
Additional expense to be recognized	$639,000

Alan Morris
June 21, 2007

The Company then calculated the expense attribution based on the fair value calculation as follows:

Restricted stock expense	$600,000	x	$639,000	=	$377,000
	$1,017,000

Stock based compensation expense	$417,000	x	$639,000	=	$262,000
	$1,017,000
Total additional expense					$639,000

The Company should have recorded approximately $377,000 for the allocated value of the restricted stock and $131,000 (seven months in 2006 of the remaining vesting period of 14 months) of stock based compensation expense for a total of $508,000 in the statement of operations in 2006. The balance of $131,000 of stock based compensation expense should have been recorded in the statement of operations in 2007. The following chart compares the actual expense as recorded by the Company to the correct calculation above:

	Actual
	Expense	Correct
Period expense recognized	Recognized	Expense	Difference

Grant date through modification - 2004 - 6/1/06	$332,000	$332,000	$-
Modification date through end of year - 6/1/06-12/31/06	$801,000	$508,000	$293,000
Recognized in 2007 - through 3/31/07_	$85,000	$131,000	$(46,000)
	$1,218,000	$971,000	$247,000

After consulting SEC Staff Accounting Bulletin No. 99 - Materiality, and careful consideration, the Company believes that the differences are immaterial. With respect to quantitative measurement for the year ended December 31, 2006, the development stage Company had an accumulated deficit of approximately $8,298,000 and for the three months ended March 31, 2007, the Company had a net loss of approximately $1,089,000. The effect of both differences enumerated above would be considered immaterial and not important to a reasonable person when considered against the accumulated deficit and net loss. In addition, the Company notes:

•	There are no expected earnings of the Company and therefore the error did not hide a failure to meet analyst’s estimates.
•	The recording of the excess expense was not intentional
•	The error in no material way impacts any losses that would appear to be “smoothing” of the Company’s losses.

Alan Morris
June 21, 2007

•	The recording of additional expense for the year ended December 31, 2006 will have a clearly inconsequential impact on the losses for the year ended December 31, 2007.
•	The error did not change a loss to income or vice versa.

With respect to the qualitative measurements of the differences above the Company notes the following:

•
This is a development stage company with a “going concern opinion” that is evaluated by the readers of its financial statements based on the execution of development and commercial milestones common in its industry and the amount of cash on-hand.

•	The expense is non-cash in nature.
•	The Company is not yet trading its common stock on an exchange so there is no impact on shareholder value based on the volatility of the Company’s stock since the transaction occurred.
•	The adjustment on the balance sheet would merely be a reclassification between accumulated deficit and additional paid-in capital.
•	The expense is nonrecurring and the recording is complete. Future financial statements would not be materially impacted.
•	The misstatement in no way impacts management’s compensation.
•	The misstatement did not conceal an unlawful transaction and it does not impact the Company’s compliance with covenants or regulatory requirements.

Based on the analysis above, the Company believes in the light of surrounding circumstances, the magnitude of the item is such that it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item. Further the Company believes that there is not a substantial likelihood that the error would have been viewed by the reasonable investor has having significantly altered the total mix of information available. Therefore, the Company has concluded the error in the calculation of the stock based compensation is immaterial.

Note 3 - License Agreement, page F-11

5.
You state that based on the occurrence of certain events, as defined in the License Agreement, future license fees and milestone payments in the aggregate of $8,430,000 may have to be paid. Further, you state that you are obligated to make royalty payments based on net sales, as defined, from the Buccal Sprays Technology. Revise this note to describe in greater detail the material terms of this license agreement, including the events which would require you to pay additional license, milestone and royalty payments.

Alan Morris
June 21, 2007

RESPONSE:

The Company has revised the Registration Statement to describe certain events that would require the Company to pay license fees, milestone payments, and royalties under the License Agreement (as defined in the Registration Statement).

Form 10-QSB for the fiscal quarter ended March 31, 2007

Note 1 - Basis of Presentation, page 6

6.	We see that on February 27, 2007 you merged with Denali Sciences, Inc. and will account for the transaction as a “reverse merger.” Please revise the Form 10-QSB and Form SB-2 to address the following:

•
We note that the transaction represents the merger of a private operating company into a non-operating public shell company with nominal net assets. The staff believes these transactions represent a recapitalization of the private company, equivalent to the issuance of stock by the private company for the net monetary assets of the public shell followed by a recapitalization. Revise your disclosures throughout to clearly describe the transaction as a recapitalization.

•	Revise this note to clearly identify the financial statements as the historical financial statements of Velcera, Inc. rather than Denali Sciences, Inc.
•
Revise your disclosures to explain in detail how you valued and accounted for the transaction. Provide us with your purchase price allocation or the sample journal entry showing how you recorded the transaction.

RESPONSE:

The Company has revised the Registration Statement and its Form 10-QSB for the quarter ended March 31, 2007 to reflect the merger as a recapitalization of a private company. The Company has revised the note to clearly identify the financial statements as the historical financial statements of Velcera, Inc. rather than Denali Sciences, Inc. The Company has revised the disclosure to explain in detail how it accounted for the transaction. Per your request, the Company has prepared the sample journal entry set forth below to demonstrate how it recorded the transaction. The net assets and liabilities of the Company were recorded at book value and no intangibles were recorded as part of the transaction.

	Debit	Credit
Cash	$3,126
Recapitalization expense	$125,000
Due to former shareholders		$40,874
Assumed Liabilities		$87,252

Alan Morris
June 21, 2007

Note 2 - Related Party Transactions, page 8

7.
We note your disclosures here regarding an existing relationship between Denali Sciences, Inc. and Paramount BioCapital Investments. We also note disclosure in the financial statements of Velcera, Inc. of various transactions between Velcera and Paramount BioCapital. Please quantify for us the pre-recapitalization interest in each of Velcera, Inc. and Denali Sciences, Inc. held by Paramount BioCapital.

RESPONSE:

There is only one member of Paramount BioCapital Investments, LLC. This member held a pre-recapitalization interest in Velcera Pharmaceuticals, Inc. of 2.8%, although certain trusts in which the member has a beneficial interest held an additional pre-recapitalization interest in Velcera Pharmaceuticals, Inc. of 2.7%.  The member does not have voting or dispositive control over the shares held in those trusts.  The member held a pre-recapitalization interest in Denali Sciences, Inc. of 97%.

* * * *

Please feel free to contact me at (612) 672-8358 should you have any further questions.

Sincerely,

/s/ William M. Mower
William M. Mower

cc:	Dennis F. Steadman
Matthew C. Hill